Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ REPORTS RESULTS OF LEBOWA TECHNICAL REVIEW

  Technical Review complete

  7.7% Increase in Mineral Reserves

  Lebowa Life of Mine plan (100%) indicates Net Present Value (at 7.5%) of ZAR 16.9 billion (CAD2.2 billion)

April 14, 2008, Vancouver, BC - Anooraq Resources Corporation (“Anooraq” or the “Company”) (TSXV: ARQ; AMEX: ANO; JSE: ARQ) is pleased to announce the completion and results of the technical review of Lebowa Platinum Mines (“Lebowa”) which was undertaken as part of the due diligence associated with a transaction with Anglo Platinum Limited (“Anglo Platinum”) (see September 4, 2007 news release).

Pursuant to the preliminary transaction agreements announced in September 2007, Anglo Platinum will sell to Anooraq an effective 51% of Lebowa (currently 100% owned by Anglo Platinum), and an additional 1% interest in each of the advanced exploration stage Ga-Phasha Platinum Group Metals (“PGM”) Project (“Ga-Phasha”), Boikgantsho PGM Project (“Boikgantsho”) and the early stage Kwanda PGM Project (“Kwanda”). Anooraq currently holds interests in Ga-Phasha, Boikgantsho, and Kwanda, by way of 50/50 joint ventures with Anglo Platinum and so would increase its interests in each of these projects from 50% to 51%. All of these projects are located in the Bushveld Complex of South Africa. Upon completion of the Lebowa transaction, it is expected that Anooraq will control the 3rd largest PGM resource base in South Africa.

Lebowa Operations & Growth Plan

  Lebowa is an operating mine located on the North-Eastern limb of the Bushveld Complex, to the north of and adjacent to Ga-Phasha.

  Lebowa consists of a vertical shaft and a decline shaft system to access the underground development on the Merensky (~85,000 tonnes per month [“tpm”]) and UG2 Reefs (~45,000 tpm), as well as two concentrator plants.

  Production at Lebowa in 20071 was approximately 187,700 refined ounces of platinum, palladium, rhodium and gold (“4E”) from 1.33 million tonnes (“Mt”) of ore milled.

  Anglo Platinum has approved a long term growth plan for Lebowa, which includes various replacement and expansion projects. Anooraq, as a controlling shareholder, supports this growth plan which will result in existing mining operations at Lebowa increasing in two stages. Technical studies conducted by Anglo Platinum indicate that Lebowa’s value is maximized at a mining rate of 375,000 tpm, comprising steady state Merensky production at 120,000 tpm and steady state UG2 production of 255,000 tpm.

[1] Anglo Platinum Annual Report, 31 December 2007.

  Stage 1 (2008-2013) comprises an expansion of Merensky and UG2 ore production to 245,000 tpm, with Merensky production being increased to 120,000 tpm, initially from the Brakfontein Merensky decline shaft system and UG2 production being increased to 125,000 tpm, initially from the Middelpunt Hill UG2 decline shaft system.

  Stage 2 (2016 onwards) sees the further expansion of UG2 production to 255,000 tpm with Merensky production remaining at 120,000 tpm.

Anooraq engaged international mining industry consultants to conduct a technical review of the Lebowa mine. The Mineral Resources and Mineral Reserves have been reviewed by Snowden Mining Industry Consultants (“Snowden”). A technical report by independent qualified persons D.B. Gray, Pr.Sci.Nat., and B.C. Rip, Pr.Eng., FSAIMM, has been filed on www.sedar.com. The aforementioned qualified persons have reviewed and approved the technical disclosure in this news release.

This technical review indicates 11.2 million ounces (Moz) of platinum, palladium, rhodium and gold (4E) in estimated Mineral Reserves at December 2007, which represents a 7.7% increase in the overall estimated Mineral Reserves within approved project areas, compared to the estimated Mineral Reserves of 10.4 Moz disclosed in the September 4, 2007 news release. The increase in Mineral Reserves is attributable to Lebowa’s ongoing drilling and development program.

The technical review confirmed the following Mineral Reserves and Resources.

December 2007 Mineral Reserves

	Tonnage	4E	4E	Pt	Pd	Rh	Au
Category		grade	contained	grade	grade	grade	grade
	(Mt)	(g/t)	metal (Moz)	(g/t)	(g/t)	(g/t)	(g/t)
Merensky
Proven	23.1	4.25	3.20	2.62	1.20	0.15	0.28
Probable	5.4	4.06	0.70	2.50	1.12	0.16	0.28
Total Reserve	28.5	4.22	3.90	2.59	1.19	0.16	0.28
UG2
Proven	34.1	5.29	5.80	2.18	2.57	0.44	0.10
Probable	9.4	5.04	1.50	2.11	2.39	0.44	0.09
Total Reserve	43.5	5.23	7.30	2.17	2.53	0.44	0.10

Notes:	The Mineral Reserves stated are for 100% of Lebowa. Anooraq’s interest would be 51% of the above Mineral Reserves once the transaction is completed.
Mineral Reserves are exclusive of Mineral Resources.
Tonnes and ounces have been rounded and this may have resulted in minor discrepancies.
The 4E elements are the sum of platinum (Pt) + palladium (Pd) + rhodium (Rh) + gold (Au).
Only Measured and Indicated Resources have been converted to Mineral Reserves.
Mineral Reserves have been determined by applying modifying factors to the Mineral Resource.
Mineral Reserves are as at December 31 2007 and will have been depleted by current mining since December 2007.
The Merensky pay limit (break even) varies between 1.3 and 4.8 g/t 4E across all operations of Anglo Platinum.
The UG2 pay limit (break even) varies between 1.3 and 4.4 g/t 4E across all operations of Anglo Platinum.
Contained metal in reserve table has recoveries applied.

December 2007 Mineral Resources

Category	Tonnage (Mt)	4E grade (g/t)	4E contained metal (Moz)	Pt grade (g/t)	Pd grade (g/t)	Rh grade (g/t)	Au grade (g/t)
Merensky
Measured	25.0	5.68	4.57	3.65	1.51	0.21	0.30
Indicated	27.4	5.51	4.86	3.46	1.52	0.20	0.33
Measured and Indicated	52.4	5.61	9.43	3.55	1.52	0.20	0.32
Inferred	103.2	5.30	17.58	3.34	1.45	0.20	0.31
UG2
Measured	107.6	6.60	22.84	2.70	3.23	0.55	0.12
Indicated	71.3	6.56	15.32	2.70	3.20	0.53	0.13
Measured and Indicated	178.9	6.58	38.16	2.70	3.22	0.54	0.12
Inferred	145.0	6.61	30.82	2.72	3.23	0.53	0.13

Notes:	The Mineral Resources stated are for 100% of Lebowa. Anooraq’s interest would be 51% of the above Mineral Resources once the transaction is completed.
Mineral Resources are exclusive of Mineral Reserves.
Tonnes and ounces have been rounded and this may have resulted in minor discrepancies.
The 4E elements are platinum (Pt) + palladium (Pd) + rhodium (Rh) + gold (Au).
Oxidised zones and all geological losses have been excluded from the resources.
Mineral Resources that are not Mineral Reserves have potential economic viability but have not yet been demonstrated by an approved mining plan. Measured and Indicated Mineral Resources are generally located within 650 m depth from surface.
Inferred Mineral Resources are generally located beyond 650 m depth from surface.
Cut-off grades of 2.4 to 3.5 g/t 4E depending on reef characteristics are applied to Merensky Mineral Resource statements
A cut-off grade of 1.8 g/t 4E is applied to UG2 Mineral Resource statements.
No recoveries are applied for contained metal in the resource table.

Approach of the technical review

Relevant geological information, the interpretation thereof and the estimation methodology have been reviewed by Snowden.

The reserve estimate takes into consideration all geologic, mining, milling, and economic factors. Mineral Reserves and Resources are stated according to SAMREC 2007 (South African Code for Reporting of Mineral Resources and Mineral Reserves) and also comply with Canadian standards (NI 43-101). The capital and operating costs stated are estimated to a 90% level of accuracy for approved projects.

The economic analysis undertaken for the technical review used South African Rand (“ZAR”) as the base currency and takes into consideration relevant taxes and royalties. Royalties are based on the rates prescribed in the third draft of the proposed Royalty Bill. The resultant effective royalty is 5.4% of revenue.

The technical review used projected metal prices based on analyst consensus estimates to 2012 resulting in the following average price forecast over the next five years:

							long
(US$/oz)		2008	2009	2010	2011	2012	term
Platinum	Nominal	1,587	1,557	1,556	1,494	1,456
	Real	1,544	1,475	1,435	1,341	1,273	1,273
Palladium	Nominal	384	396	375	379	380
	Real	373	375	346	340	332	332
Rhodium	Nominal	6,589	5,945	5,792	5,560	5,340
	Real	6,410	5,631	5,342	4,993	4,669	4,669
Gold	Nominal	845	856	888	855	847
	Real	822	811	819	768	741	741
Nickel (US$/lb)	Nominal	12.97	11.15	9.48	8.94	9.88
	Real	12.62	10.56	8.74	8.03	8.64	8.64
Copper (US$/lb)	Nominal	3.14	3.18	2.57	2.07	1.91
	Real	3.06	3.02	2.37	1.86	1.67	1.67

The nominal exchange rates for the first five years are based upon consensus analyst forecasts. Thereafter the ZAR is estimated to depreciate by 1.07% per annum, which is the difference between estimated South African Consumer Price Index (SA CPI) of 3.8% and estimated US CPI of 2.7% . The real assumptions have been derived from the inflation assumptions presented below.

Exchange Rate		2008	2009	2010	2011	2012	long term
US$:ZAR	Nominal	7.36	7.72	8.01	8.19	8.57
	Real	7.26	7.52	7.72	7.81	8.09	8.09
SA CPI		4.2%	4.0%	3.8%	3.8%	3.8%	3.8%
US$ CPI		2.8%	2.7%	2.7%	2.7%	2.7%	2.7%

Certain Indicated and Measured Mineral Resources have been demonstrated to have economic viability, albeit at a lower level of confidence through pre-feasibility studies by Anglo Platinum and have been used in the economic evaluation of Lebowa, in proposed (not approved) projects. An additional 51.9 Mt grading at 4.49 4E g/t have been converted from the Mineral Resources to Proven and Probable Mineral Reserves in the proposed project evaluations.

The following are the after-tax results of the technical review in real terms for the life of mine (“LOM”) for 100% of Lebowa:

Life of Mine		34 years
Life of Mine Production
Tonnes Treated		124 Million tonnes
4E Grade		4.49 g/t
4E		17.9 Moz
Pt		8.5 Moz
Pd		7.7 Moz
Rh		1.2 Moz
Au		0.5 Moz
ZAR/US$ exchange rate		8.09

4E Basket Price ZAR/kg		272,144
Operating Cost ZAR/ 4E kg		85,512
Operating Cost ZAR/Tonne		384
4E Basket Price US$/ oz		1,048
Operating Cost US$/ 4E oz		329

	ZAR Million	CAD Million
Gross Revenue	143,414	18,698
Total Capital Cost	11,029	1,438
Expansion & Replacement	7,659	999
Stay in Business	3,370	439
Operating cost	47,609	6,207
Gross Profit	95,806	12,491
Free Cash Flow	54,822	7,148
Net Present Value (at 5.0% discount rate)	23.747	3,096
Net Present Value (at 7.5% discount rate)	16,888	2,202
Net Present Value (at 10% discount rate)	12,553	1,637

Note:	CAD values converted at an exchange rate of 7.67 as at 12 April 2008.
Stay in Business capital is the sustaining capital.
Basket price is total metal value per refined 4E kilogram and takes into account different ratios of metals for Lebowa.

Sensitivity analysis

Sensitivity analyses were done as part of the technical review. Results in ZAR and Canadian dollars (“CAD”) are summarized in the tables below. The analyses show that the project is most sensitive to revenue followed by operating cost and the totals show changes in real LOM operating cost, real LOM basket price and NPV for the Lebowa mine.

NPV7.5 (ZAR Millions)
LOM Real 4E Basket Price ZAR 272,144 /4E kg
		-20%	- 15%	- 10%	-5%	0%	+5%	+ 10%	+ 15%	+ 20%
LOM Real Operating Cost ZAR 384/t	-20%	12,781	14,313	15,846	17,378	18,911	20,443	21,976	23,508	25,041
	- 15%	12,275	13,808	15,340	16,873	18,405	19,938	21,470	23,003	24,535
	- 10%	11,768	13,302	14,834	16,367	17,899	19,432	20,965	22,497	24,030
	- 5%	11,261	12,796	14,329	15,861	17,394	18,926	20,459	21,991	23,524
	0%	10,766	12,290	13,823	15,355	16,888	18,421	19,953	21,486	23,018
	+5%	10,270	11,783	13,317	14,850	16,382	17,915	19,447	20,980	22,513
	+ 10%	9,774	11,287	12,811	14,344	15,877	17,409	18,942	20,474	22,007
	+ 15%	9,278	10,792	12,304	13,838	15,371	16,903	18,436	19,969	21,501
	+ 20%	8,778	10,297	11,809	13,333	14,865	16,398	17,930	19,463	20,995

NPV7.5 (CAD Millions)
LOM Real 4E Basket Price CAD 35,482 /4E kg
		-20%	- 15%	- 10%	-5%	0%	+5%	+ 10%	+ 15%	+ 20%
LOM Real Operating Cost CAD 50/t	-20%	1,666	1,866	2,066	2,266	2,466	2,665	2,865	3,065	3,265
	- 15%	1,600	1,800	2,000	2,200	2,400	2,599	2,799	2,999	3,199
	- 10%	1,534	1,734	1,934	2,134	2,334	2,534	2,733	2,933	3,133
	- 5%	1,468	1,668	1,868	2,068	2,268	2,468	2,667	2,867	3,067
	0%	1,404	1,602	1,802	2,002	2,202	2,402	2,601	2,801	3,001
	+5%	1,339	1,536	1,736	1,936	2,136	2,336	2,535	2,735	2,935
	+ 10%	1,274	1,472	1,670	1,870	2,070	2,270	2,470	2,669	2,869
	+ 15%	1,210	1,407	1,604	1,804	2,004	2,204	2,404	2,604	2,803
	+ 20%	1,144	1,343	1,540	1,738	1,938	2,138	2,338	2,538	2,737

Anooraq’s Acting President and CEO, Tumelo Motsisi, comments that “This technical review confirms Anooraq’s views on the valuation, superb quality and potential of Lebowa. Anooraq looks forward to moving ahead with the next steps in the transaction.”

On behalf of the Board of Directors
Tumelo Motsisi
Acting President and CEO

For further information please contact:

Anooraq (South Africa)	+27 11 883 0831
Joel Kesler, Head of Business Development

Anooraq (North America)
Investor Relations	+1 604 684 6365
Toll free	+1 800 667 2114

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
The American Stock Exchange has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information

This release includes certain statements that may be deemed “forward looking statements”. All statements in this release, other than statements of historical facts, that address, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including the assumptions that: the Lebowa acquisition will complete; Lebowa will continue to have production levels similar to previous years; the planned Lebowa expansions will be completed and successful; Anooraq will be able to obtain future debt and equity financing on favourable terms. Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company’s annual Form on 20-F with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the study. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. For US mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the study and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the study. There can be no assurance that mining can be conducted at the rates and grades assumed in the study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the study. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper and nickel will continue at current levels or that they will not decline below the prices assumed in the pre-feasibility study. Prices for these commodities have been below the price ranges assumed in study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms "measured resources", "indicated resources” and "inferred resources". Anglo Platinum and Anooraq advise investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, “inferred resources” have a greater amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under National Instrument 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.